EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AquaVenture Holdings Limited:

We consent to the incorporation by reference in the registration statement (Nos. 333-219962 and 333-213990) on Form S-8 of AquaVenture Holdings Limited (formerly known as AquaVenture Holdings LLC) of our report dated March 12, 2018, with respect to the consolidated balance sheets of AquaVenture Holdings Limited and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of AquaVenture Holdings Limited.

/s/ KPMG LLP

Providence, Rhode Island
March 12, 2018